Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 25th, 2024
1. Date, Time, and Venue: On October 25, 2024, at 5pm, in a blended meeting (in person and digitally), in accordance with Item 6.4 of the Internal Rules of the Board of Directors of Suzano S.A. (“Company”).
2. Attendance: The following Directors attended the Meeting, representing its entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company and Mr. Marcos Moreno Chagas Assumpção, as secretary.
3. Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
4. Agenda: (i) to take note of the resignation of the actual Statutory Executive Vice-President, Finance and Investor Relations; and (ii) to elect a new Statutory Executive Vice-President, Finance and Investor Relations.
5. Minutes In Summary Form: The attending members of the Board of Directors unanimously and without exception, approved the drawing up of these minutes in summary form.
6. Resolutions: The Meeting was established, after examining and discussing the matters on the agenda, the attending members of the Board of Directors, by unanimous vote and without exception, approved:
6.1. To take note of the resignation submitted on this date with effect, for all legal purposes, as of November 30, 2024, by Mr. Marcelo Feriozzi Bacci, Brazilian citizen, married, administrator, enrolled with Individuals Taxpayers’ Register of the Ministry of Finance (“CPF/MF”) under No. 165.903.168-05 and holder of Identity Card (RG) No. 18.153.504 SSP/SP (“Marcelo”) from the position of Statutory Executive Vice-President, Finance and Investor Relations, to which he had been re-elected on May 09, 2024.
6.1.1 The members of the Board of Directors acknowledge and thank, with deep admiration and gratitude, the invaluable services provided by Mr. Marcelo to the Company during his tenure as Statutory Executive Vice-President, Finance and Investor Relations.

Exhibit 99.1
6.2. To unanimously approve and without exception, the election of Mr. Marcos Moreno Chagas Assumpção, Brazilian citizen, married, economist, enrolled with Individuals Taxpayers’ Register of the Ministry of Finance (“CPF/MF”) under No. 697.293.101-06, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, No. 1355, 7th floor – Pinheiros, ZIP Code 01452-919 (“Marcos”) as Statutory Executive Vice-President, Finance and Investor Relations, with a term starting on December 1, 2024, and ending at the first meeting of the Board of Directors to be held after the Annual General Meeting of the Company, which will deliberate on the accounts for the fiscal year ending on December 31, 2024.
6.2.2. It is hereby registered that the investiture of Mr. Marcos’s investiture will be conditional on his signing the respective instrument of investiture, drawn up in the Company’s own book, in which he declares that he is not subject to any legal impediment to his holding the position of Statutory Executive Officer without specific designation, and on his acceptance to the arbitration clause referred to in article 40 of the Regulations of Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.
7. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, October 25th, 2024.

___________________________
Marcos Chagas Assumpção
Secretary

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